September 27, 2016
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comments to Post-Effective Amendment No. 4 to Registration Statement on Form N-1A Filed July 8, 2016 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”).  Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided oral comments on August 19, 2016 regarding Post-Effective Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of each of the Horizon Dynamic Dividend Fund and the Horizon Defined Risk Fund (formerly the Horizon Collar Fund) (each, a “Fund”, and together, the “Funds”), each a series of the Trust.  The Trust responded to the Staff’s initial comments via EDGAR correspondence on September 21, 2016.  Ms. Lisa Larkin of the Staff provided subsequent oral comments on September 27, 2016. The following are the Staff’s subsequent comments and the Trust’s response to each:

PROSPECTUS

Fees and Expenses, pages 1 and 4

1.
Please confirm that each Fund will include a footnote to its table of Fees and Expenses describing the contractual terms of its expense limitation agreement with Horizon Investments, LLC (the “Adviser”).

RESPONSE:	The Trust confirms that each Fund will include a footnote to its table of Fees and Expenses describing the contractual terms of its expense limitation agreement with the Adviser.

Principal Investment Strategies of the Dividend Fund, page 2
2.
Please confirm that the Horizon Dynamic Dividend Fund (the “Dividend Fund”) will provide shareholders not less than 60 days’ notice of any change to its 80% investment limitation.  Please also confirm that the Dividend Fund does not borrow for investment purposes.

RESPONSE:
The Trust confirms that the Dividend Fund will provide shareholders not less than 60 days’ notice of any change to its 80% investment limitation.  The Trust also confirms that the Dividend Fund does not borrow for investment purposes.

Principal Investment Strategies of the Defined Risk Fund, page 5
3.
Please disclose the extent to which the Horizon Defined Risk Fund (the “Defined Risk Fund”) will use options collars in connection with its portfolio construction process in quantified terms, or explain why the Defined Risk Fund cannot do so.

RESPONSE:
The Defined Risk Fund places no limits on its ability to use options collars and expects that its use of options collars will rise as the Adviser’s determination of market volatility rises.  Accordingly, the Defined Risk Fund has added the following disclosure to the description of its principal investment strategies:

“The Defined Risk Fund will typically increase its use of options collars when the Adviser’s research indicates that markets are likely to experience volatility, and there is no maximum or minimum amount of assets that the Defined Fund may use to invest in options collars.”

4.	Please confirm that the stocks in which the Defined Risk Fund will primarily invest are common stocks.

RESPONSE:	The Trust confirms that the stocks in which the Defined Risk Fund will primarily invest are common stocks.

Additional Comment
5.	If investments in ADRs will be a principal investment strategy for a Fund, please consider adding disclosure regarding the risks of investments in ADRs to the principal risk disclosures of that Fund.

RESPONSE:	Each of the Funds has added the following to the disclosures of its principal risks:

“Foreign Securities Risk. Investing in securities issued by companies whose principal business activities are outside the United States, or investing in American Depositary Receipts (“ADRs”) or ETFs focusing on such companies, may involve significant risks not present in domestic investments. There is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations or currency exchange rates, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the [Fund] from foreign markets, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility.  ADRs provide a method whereby the [Fund] may invest in securities issued by companies whose principal business activities are outside the United States. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities, and may be issued as sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that participates in a sponsored program.”

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner